November 15, 2005

VIA EDGAR AND FACSIMILE
(202) 772-9202

David R. Humphrey
Accounting Bureau Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Energy & Engine Technology Corporation (the "Company")
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 15, 2005
File No. 0-32129

Dear Mr. Humphrey:

I am in receipt of your letter, dated November 10, 2005, to Willard G. McAndrew, III, the Company's Chief Executive Officer, regarding the Company's Form 10-KSB referenced above and Form 8-K, filed October 31, 2005 (the "Comment Letter"), and have had the opportunity to review the Letter with my colleagues at the Company. Based upon this review, I provide the following responses to the comments set forth in the Letter, with my paragraph numbers directly corresponding to the numbered paragraphs in your Letter.

1. We have amended our disclosure accordingly in our to be filed 10-QSB for the quarter ended September 30, 2005, and future filings' disclosure will continue such amended disclosure.

2. In preparing our disclosure for the above referenced 10-QSB, we did undertake such an analysis and did not determine any need for impairment at this juncture. We have not included a detailed analysis in the critical accounting estimates as the lawsuit is a subsequent event. However, we will review the analysis in preparation for our 2005 10-KSB and will make the disclosures requested by you in the critical accounting estimates section of that filing.

We appreciate your continued efforts to enhance the overall disclosure in our public filings. Please feel free to ask your staff to contact me with any questions or comments relating to the foregoing.

Very truly yours,

Jolie G. Kahn
Chief Legal Officer